WELLINGTON MANAGEMENT COMPANY LLP 280 Congress Street, Boston, Massachusetts 02210 USA T +1 617.951.5000 | F +1 617.951.5000 Client Service www.wellington.com

NOTICE LETTER

15 July 2014

Jen Craig

ALPS Advisors

1290 Broadway, Suite 1100

Denver, Colorado 80203

Dear Jen,

As part of our continued efforts to globalize our business, Wellington Management plans to modernize its corporate structure. This change will have no meaningful impact on the personnel or services we provide to you, and will bring our organization into the more typical corporate structure of a holding company with operating entities.

We intend to convert our existing parent company, Wellington Management Company, LLP (the “Partnership”) into a group holding company, which will own all of our operating subsidiaries and affiliates globally. The Partnership will change its name to Wellington Management Group LLP. Importantly, the Partnership will remain a private partnership owned entirely by its active Partners. Our culture, our leadership, and our singular focus on our clients will remain the same.

We will create new operating entities in North America and in Asia, with the aim of having our clients contract with the affiliate from whom they receive client service. In particular, we will create a new Delaware limited liability partnership that will take the name Wellington Management Company LLP (“WMC”) and serve as our primary investment advisor in the United States. WMC will register as an investment adviser with the US Securities and Exchange Commission.

As part of this corporate modernization process, the Partnership will transfer to WMC all of its duties and obligations under our Investment Management Agreement (“IMA”) with you. WMC (together with its advisory affiliates) will continue to provide the investment management services for your account previously provided by the Partnership. We expect the transition to our new corporate structure to be completed on or about January 1, 2015.

Based on our review of the terms of the IMA, we are writing to provide you with the following notice of transfer. No changes to the IMA are otherwise required.

In connection with the modernization of the corporate structure of the Wellington Management group of companies (the “Transaction”), Wellington Management Company, LLP (“WMC Massachusetts”), a Massachusetts limited liability partnership, will transfer the Investment Management Agreement dated as of November 1, 2011, by and between Financial Investors Trust, ALPS Advisors, Inc and WMC Massachusetts (the “Agreement”) to Wellington Management Company LLP (“WMC Delaware”), a Delaware limited liability partnership (the “Transfer”). The Transfer will be effective on the completion of the Transaction, which is expected to occur on or about January 1, 2015. Following the Transfer, WMC Delaware will assume all of the rights, benefits, duties and obligations of WMC Massachusetts under the Agreement.

ALPS Advisors
15 July 2014

Thank you in advance for your cooperation and please contact me with any questions about this matter.

Sincerely,

Michael Wheelihan
Relationship Manager